UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Blue Earth, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

095428108
(CUSIP Number)

Jackson Investment Group, LLC 2655 Northwinds Parkway Alpharetta, GA 30009 Attention: Dennis J. Stockwell, General Counsel 770-643-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095428108	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jackson Investment Group, LLC 20-5783109
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Georgia, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 28,645,776
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 28,645,776

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,645,776
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.07%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 095428108	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Jackson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 28,645,776
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 28,645,776

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,645,776
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.07%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 095428108	13D	Page 4 of 7 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Blue Earth, Inc., a Nevada corporation (the “Issuer”), beneficially owned by the reporting persons named herein (each, individually, a “Reporting Person” and, collectively, the “Reporting Persons”). The principal executive offices of the Issuer are located at 2298 Horizon Ridge Parkway, Suite 205, Henderson, NV 89052

Item 2.  Identity and Background.

(a) – (c) This Statement is being filed jointly by the following Reporting Persons:

(1)  Jackson Investment Group, LLC, is a Georgia limited liability company (“JIG LLC”).  Its business is investing for its own account and acting as a holding company for a number of operating companies engaged in health care staffing and related businesses.  Its business address is 2655 Northwinds Parkway, Alpharetta, GA 30009.

(2)  Richard L. Jackson is a resident of the State of Georgia.  His business address is 2655 Northwinds Parkway, Alpharetta, GA 30009.  Mr. Jackson is the Chairman, Chief Executive Officer, President and sole manager of JIG LLC.

Certain information regarding the executive officers of JIG LLC, responsive to this Item 2 is set forth in Exhibit 99.1 attached hereto and incorporated herein.

(d)  During the last five years, neither of the Reporting Persons nor, to their knowledge, any of the persons identified in Exhibit 99.1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, neither of the Reporting Persons nor, to their knowledge, any of the persons identified in Exhibit 99.1 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Richard L. Jackson and each of the persons identified in Exhibit 99.1 is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

JIG LLC acquired shares of Common Stock in various transactions and for various amounts of consideration as follows:

1.
1,000,000 and 677,500 shares of Common Stock purchased for cash in separate transactions pursuant to the exercise of Class A Warrants for $2,500,000 and $2,032,500, respectively; these purchases of Common Stock included the receipt of attached Class B Warrants (upon exercise of which the holder will receive Common Stock plus Class C Warrants);

2.	1,428,276 shares of Common Stock through open market purchases for an aggregate purchase price of approximately $1,984,595;

3.	10,000,000 shares of Common Stock for $10,000,000 pursuant to a stock purchase agreement; and

4.
200,000 shares of Common Stock as a commitment fee in connection with the acquisition by JIG LLC of a $10,000,000 convertible note of the Issuer for the face amount of the note in cash; for no additional consideration, JIG LLC also acquired a contingent option to purchase shares of Common Stock (to the extent the convertible note is not converted to Common Stock) and a warrant to purchase up to 2,000,000 shares of Common Stock.

The acquisitions of Common Stock, warrants and other rights, and the purchase of the convertible note were funded by JIG LLC through use of its working capital funds.  The source of those funds was distributions or loans from a subsidiary, Jackson Healthcare Staffing Holdings, LLC, a Georgia limited liability company.  The subsidiary maintains a revolving credit facility with Bank of America, N.A., and borrows under that facility from time to time to fund some of the working capital needs of its parent, JIG LLC, through distributions and loans.

CUSIP No. 095428108	13D	Page 5 of 7 Pages

Item 4.  Purpose of Transaction.

The purpose of the acquisition of the Common Stock and rights to purchase Common Stock was solely for investment.  By virtue of its acquisition of the Common Stock pursuant to the exercise of Class A Warrants on June 20 and September 5, 2014, JIG LLC acquired three-year Class B Warrants immediately exercisable to purchase 1,000,000 and 677,500 shares of Common Stock, respectively, at $6.00 per share coupled with the right to receive, upon exercise of the Class B Warrants, a like number of Class C Warrants exercisable upon issuance to purchase shares of Common Stock for three years at $12.00 per share.  The forms of Class A, Class B and Class C Warrants are, respectively, Exhibits 99.2, 99.3 and 99.4 hereto and are incorporated herein by reference.

On March 10, 2015, JIG LLC acquired a six-month note from the Issuer convertible ($10,000,000 principal plus accrued interest) into Common Stock at $1.00 per share.  The convertible note was coupled with an option giving JIG LLC the right to acquire shares of Common Stock on a contingent basis at $1.00 per share, the amount of shares being tied (one share per dollar) to the amount of principal under the convertible note that is not converted.  The option would be exercisable for six months after the convertible note is paid off.  In conjunction with the acquisition of the convertible note, JIG LLC also received an additional five-year warrant to purchase 2,000,000 shares of Common Stock at $1.00 per share.  The option, warrants and other various purchase rights are subject to adjustment for stock splits, combinations, reclassifications and other events.  The forms of the convertible note and the warrant are, respectively, Exhibits 99.5 and 99.6 hereto and are incorporated herein by reference.  The form of the above-described option is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

While these various conversion and purchase rights are immediately exercisable, the Reporting Persons have no plans to exercise these rights or other plans or proposals which relate to or would result in any of the events described in (a) through (j) of Item 4, except as described herein and as follows.  Depending upon (x) overall market conditions and the ability of the Reporting Persons to carry out transactions without liability under Section 16 of the Securities and Exchange Act, (y) the price at which shares of Common Stock are available (1) for purchase, including through private or public market offerings or pursuant to the purchase rights of the various derivative securities held by JIG LLC as reported herein, or (2) for sale, and (z) availability of alternative investment opportunities and the Reporting Persons’ investment strategy at the time, the Reporting Persons may seek to increase or decrease their holdings of Common Stock and may seek to engage in communications with management or the Board of Directors of the Issuer or with other stockholders of the Issuer.

Item 5.  Interest in Securities of the Issuer.

The following disclosure assumes 94,532,600 shares of Common Stock are outstanding based on the Issuer’s report of shares outstanding as of March 9, 2015, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the Securities and Exchange Commission on March 16, 2015.

(a)  Pursuant to Rule 13d-3 of the Securities Exchange Act, the Reporting Persons may be deemed to beneficially own 28,645,776 shares of Common Stock, which constitutes approximately 26.07% of the outstanding shares of Common Stock (assuming conversion of the principal of the convertible note and the exercise of all warrants and other rights to acquire shares of Common Stock held by the Reporting Persons as contemplated in Rule 13d-3).  Of the shares deemed to be beneficially owned 15,355,000 are not outstanding but are subject to a right to be acquired by JIG LLC.  Richard L. Jackson disclaims beneficial ownership of all of the shares reported to be beneficially owned by him except to the extent of his pecuniary interest therein.

(b)  The Reporting Persons share the power to vote and direct the disposition of all 28,645,776 shares of Common Stock reported as being beneficially owned.

(c)  On March 10, 2015, JIG LLC acquired from the Issuer in a private transaction a $10,000,000 convertible note of the Issuer for cash in the face amount.  In connection with the convertible note, JIG LLC received an option and a warrant to purchase Common Stock.  The convertible note and the rights to purchase Common Stock are more fully described in Items 3, 4 and 6.  For its commitment to acquire the Issuer’s convertible note, JIG LLC received 200,000 shares of Common Stock.

CUSIP No. 095428108	13D	Page 6 of 7 Pages

(d)  No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 4 and 5 and Exhibits 99.2 through 99.7 are incorporated herein.

On June 20 and September 5, 2014, JIG LLC was assigned rights under Class A Warrants of the Issuer to purchase an aggregate of 1,000,000 shares of Common Stock at a purchase price of $2.50 and 677,500 shares of Common Stock at a purchase price of $3.00, respectively.  JIG LLC exercised the warrants through a form of election and subscription on those terms.  With the acquired shares, JIG LLC received immediately exercisable and transferable Class B Warrants to purchase Common Stock at $6.00 per share.  The Class B Warrants covered the same number of shares as was purchased under the Class A Warrants.  The Class B Warrants expire three years after issuance.  Upon exercise of Class B Warrants, the holder receives shares of Common Stock and immediately exercisable Class C Warrants for an equal number of shares with an exercise price of $12.00 per share.  The Class C Warrants will expire three years after issuance.  The Class B Warrants are (and Class C Warrants when issued will be) subject to adjustment as to the exercise price and number of underlying shares for subdivisions or combinations of the Common Stock, dividends in Common Stock, reclassifications and similar events affecting Common Stock.  The Company has granted piggy-back registration rights with respect to the shares underlying the Class A Warrants for a period of seven years.

On November 25, 2014, JIG LLC entered into a Common Stock Purchase Agreement with the Company pursuant to which JIG LLC acquired 10,000,000 shares of Common Stock.  Under the agreement, the Company agreed to register the shares for resale and additionally granted piggy-back registration rights.  The form of the Common Stock Purchase Agreement is attached hereto as Exhibit 99.8 and is incorporated herein by reference.

On March 10, 2015, JIG LLC purchased from the Company a $10,000,000 secured convertible note with a 12% annual interest rate due September 10, 2015, and received a five-year warrant to purchase 2,000,000 shares of Common Stock at $1.00 per share and a six-month contingent option to purchase up to 10,000,000 shares of Common Stock at $1.00 per share.  Outstanding principal of the note is convertible into shares of Common Stock at any time at $1.00 per share.  Interest is payable at maturity and may be paid in Common Stock at the option of the holder at $1.00 per share.  The contingent option is effective upon payoff of the convertible note.  For six months thereafter the holder may acquire shares of Common Stock at $1.00 per share up to the amount of principal of the note that was paid off and not converted.  The conversion price of the convertible note and the number of shares and exercise price of the warrant and purchase option are subject to adjustment for stock splits, combinations, dividends and other corporate events.  The Company has agreed to register for resale the shares into which the convertible note may be converted, the shares which may be acquired pursuant to the exercise of the warrant or purchase option and the shares that were issued to JIG LLC as a commitment fee.

On March 19, 2015, the Reporting Persons entered into a joint filing agreement in accordance with Rule 13d-1(k) under the Securities Exchange Act pursuant to which a Statement on Schedule 13D with respect to the Common Stock would be filed jointly by them.  The Joint Filing Agreement is attached hereto as Exhibit 99.9 and is incorporated herein by reference.

CUSIP No. 095428108	13D	Page 7 of 7 Pages

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1	Executive Officers of Jackson Investment Group, LLC

Exhibit 99.2	Form of Class A Warrant of Blue Earth, Inc., incorporated herein by reference to Exhibit 10.28 to the Issuer’s Annual Report on Form 10-K for December 31, 2010 filed on March 31, 2011.

Exhibit 99.3	Form of Class B Warrant of Blue Earth, Inc., incorporated herein by reference to Exhibit 10.29 to the Issuer’s Annual Report on Form 10-K for December 31, 2010 filed on March 31, 2011.

Exhibit 99.4	Form of Class C Warrant of Blue Earth, Inc., incorporated herein by reference to Exhibit 10.30 to the Issuer’s Annual Report on Form 10-K for December 31, 2010 filed on March 31, 2011.

Exhibit 99.5	12% Senior Secured Convertible Note Due September 10, 2015, incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K for March 10, 2015, filed on March 13, 2015.

Exhibit 99.6
Note and Warrant Purchase Agreement dated March 10, 2015 by and between the Issuer and Jackson Investment Group, LLC, incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K for March 10, 2015, filed on March 13, 2015.

Exhibit 99.7	Option to Purchase Common Stock of Blue Earth, Inc. dated March 10, 2015.

Exhibit 99.8	Common Stock Purchase Agreement dated as of November 25, 2014, between Blue Earth, Inc. and Jackson Investment Group, LLC

Exhibit 99.9	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 19, 2015

JACKSON INVESTMENT GROUP, LLC

By:	/s/ Richard L. Jackson
Richard L. Jackson, Chief Executive Officer

Date: March 19, 2015

/s/ Richard L. Jackson
Richard L. Jackson